Exhibit 99.6

Unaudited supplemental condensed consolidating financial information of

TEMBEC INC.

Quarters ended March 30, 2013 and March 24, 2012

TEMBEC INC.
SUPPLEMENTAL INFORMATION

March 30, 2013

Supplemental condensed consolidating financial information

The following condensed consolidating financial information is prepared in compliance with National Instrument 51-102 – Continuous Disclosure Obligations, under Canadian securities laws.

The senior secured notes (the “Notes”) of Tembec Industries Inc. (the "Subsidiary Issuer") are fully and unconditionally guaranteed on a joint and several basis by Tembec Inc. (the "Parent Company") and most of the Subsidiary Issuer’s subsidiaries located in Canada (the “Guarantor Subsidiaries”). The Subsidiary Issuer and each of the Guarantor Subsidiaries are 100% owned by the Parent Company. The Notes are not guaranteed by the Company’s other subsidiaries (the “Other Subsidiaries”).

The following supplemental condensed consolidating financial information sets forth, on an unconsolidated basis, the balance sheets as at March 30, 2013, September 29, 2012 and March 24, 2012, the statements of comprehensive earnings (loss) and the statements of cash flows for the six-month period ended March 30, 2013 and March 24, 2012, for the Parent Company and for the Subsidiary Issuer. It also provides the same information on a combined basis for the Guarantor Subsidiaries and the Other Subsidiaries.

The supplemental condensed consolidating financial information, which has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), reflects the investments of the Parent Company in the Subsidiary Issuer using the equity method. Investments of the Subsidiary Issuer in the Guarantor Subsidiaries and Other Subsidiaries are also accounted for using this method.

More information on the Company and its significant accounting policies are included in the audited consolidated financial statements for the year ended September 29, 2012.

TEMBEC INC.
SUPPLEMENTAL INFORMATION

March 30, 2013

Supplemental condensed consolidating financial information

Condensed Consolidated Balance Sheets
(unaudited)(in millions of Canadian dollars)

March 30, 2013
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$1	$4	$29	$-	$34
Restricted cash	-	-	1	-	-	1
Trade and other receivables	36	367	234	100	(570)	167
Inventories	-	-	235	35	-	270
Biological assets	-	-	1	-	-	1
Prepaid expenses	-	2	7	1	-	10
Assets classified as held for sale	-	-	126	-	-	126
	36	370	608	165	(570)	609

Investments	155	373	-	-	(528)	-
Property, plant and equipment	-	6	318	109	-	433
Biological assets	-	-	5	-	-	5
Employee future benefits	-	-	-	-	-	-
Other long-term receivables	-	9	-	2	-	11
Deferred tax assets	-	(1)	-	3	-	2
	$191	$757	$931	$279	$(1,098)	$1,060

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$78	$8	$-	$86
Trade, other payables and accrued charges	53	184	478	66	(570)	211
Interest payable	-	10	-	-	-	10
Income tax payable	-	-	-	5	-	5
Provisions	-	1	1	-	-	2
Current portion of long-term debt	1	-	-	15	-	16
Liabilities classified as held for sale	-	12	20	-	-	32
	54	207	577	94	(570)	362

Long-term debt	1	299	39	22	(8)	353
Provisions	-	5	12	-	-	17
Employee future benefits	-	132	26	32	-	190
Other long-term liabilities	-	-	2	-	-	2
	55	643	656	148	(578)	924

Shareholders' equity:
Share capital	567	555	717	40	(1,312)	567
Retained earnings (deficit)	(426)	(436)	(442)	96	782	(426)
Accumulated other comprehensive earnings (loss)	(5)	(5)	-	(5)	10	(5)
	136	114	275	131	(520)	136
	$191	$757	$931	$279	$(1,098)	$1,060

TEMBEC INC.
SUPPLEMENTAL INFORMATION

March 30, 2013

Supplemental condensed consolidating financial information

Condensed Consolidated Balance Sheets (continued)
(unaudited)(in millions of Canadian dollars)

September 29, 2012
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$1	$29	$57	$-	$87
Restricted cash	-	-	5	-	-	5
Trade and other receivables	36	307	210	65	(418)	200
Inventories	-	-	228	27	-	255
Biological assets	-	-	-	-	-	-
Prepaid expenses	-	1	5	1	-	7
Assets classified as held for sale	-	-	-	-	-	-
	36	309	477	150	(418)	554

Investments	102	372	-	-	(474)	-
Property, plant and equipment	-	6	379	100	-	485
Biological assets	-	-	4	-	-	4
Employee future benefits	-	-	-	-	-	-
Other long-term receivables	-	10	-	2	-	12
Deferred tax assets	-	(1)	-	5	-	4
	$138	$696	$860	$257	$(892)	$1,059

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$65	$3	$-	$68
Trade, other payables and accrued charges	34	113	442	59	(418)	230
Interest payable	-	10	-	-	-	10
Income tax payable	-	-	-	3	-	3
Provisions	-	1	2	-	-	3
Current portion of long-term debt	1	-	-	15	-	16
Liabilities classified as held for sale	-	-	-	-	-	-
	35	124	509	80	(418)	330

Long-term debt	1	289	18	23	(8)	323
Provisions	-	5	12	-	-	17
Employee future benefits	-	195	52	38	-	285
Other long-term liabilities	-	-	2	-	-	2
	36	613	593	141	(426)	957

Shareholders' equity:
Share capital	564	555	696	40	(1,291)	564
Retained earnings (deficit)	(453)	(463)	(429)	85	807	(453)
Accumulated other comprehensive earnings (loss)	(9)	(9)	-	(9)	18	(9)
	102	83	267	116	(466)	102
	$138	$696	$860	$257	$(892)	$1,059

TEMBEC INC.
SUPPLEMENTAL INFORMATION

March 30, 2013

Supplemental condensed consolidating financial information

Condensed Consolidated Balance Sheets (continued)
(unaudited)(in millions of Canadian dollars)

Quarter ended March 24, 2012
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$-	$83	$37	$-	$120
Restricted cash	-	-	2	5	-	7
Trade and other receivables	36	310	159	64	(384)	185
Inventories	-	-	266	28	-	294
Biological assets	-	-	-	-	-	-
Prepaid expenses	-	2	4	3	-	9
Assets classified as held for sale	-	-	-	-	-	-
	36	312	514	137	(384)	615

Investments	169	451	-	-	(620)	-
Property, plant and equipment	-	5	385	96	-	486
Biological assets	-	-	4	-	-	4
Employee future benefits	-	-	-	1	-	1
Other long-term receivables	-	9	1	2	-	12
Deferred tax assets	-	-	(1)	10	-	9
	$205	$777	$903	$246	$(1,004)	$1,127

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$65	$4	$-	$69
Trade, other payables and accrued charges	2	119	438	58	(384)	233
Interest payable	-	10	-	-	-	10
Income tax payable	-	-	-	-	-	-
Provisions	-	1	1	-	-	2
Current portion of long-term debt	4	-	-	15	-	19
Liabilities classified as held for sale	-	-	-	-	-	-
	6	130	504	77	(384)	333

Long-term debt	1	293	-	26	(6)	314
Provisions	-	5	10	-	-	15
Employee future benefits	-	172	54	39	-	265
Other long-term liabilities	-	-	2	-	-	2
	7	600	570	142	(390)	929

Shareholders' equity:
Share capital	564	555	668	40	(1,263)	564
Retained earnings (deficit)	(363)	(375)	(335)	67	643	(363)
Accumulated other comprehensive earnings (loss)	(3)	(3)	-	(3)	6	(3)
	198	177	333	104	(614)	198
	$205	$777	$903	$246	$(1,004)	$1,127

TEMBEC INC.
SUPPLEMENTAL INFORMATION

March 30, 2013

Supplemental condensed consolidating financial information

Condensed Consolidated Statements of Comprehensive Earnings (Loss)
(unaudited)(in millions of Canadian dollars, unless otherwise noted)

Six months ended March 30, 2013
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Sales	$-	$1	$670	$124	$(12)	$783
Freight and other deductions	-	-	98	9	(3)	104
Lumber export taxes	-	-	1	-	-	1
Cost of sales (excluding depreciation and amortization)	-	-	533	72	(9)	596
Selling, general and administrative	-	5	27	6	-	38
Share-based compensation	-	1	-	-	-	1
Depreciation and amortization	-	-	16	4	-	20
Other items	-	-	23	1	-	24
Operating earnings (loss)	-	(5)	(28)	32	-	(1)

Interest, foreign exchange and other	1	(11)	8	(1)	16	13
Exchange loss (gain) on long-term debt	-	10	-	-	-	10
Net finance costs (income)	1	(1)	8	(1)	16	23
Earnings (loss) before income taxes and share of results for equity accounting	(1)	(4)	(36)	33	(16)	(24)
Income tax expense	-	-	-	12	-	12
Share of results for equity accounting	(35)	(32)	-	-	67	-
Net earnings (loss)	(36)	(36)	(36)	21	51	(36)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans	63	63	23	6	(92)	63
Foreign currency translation differences for foreign operations	4	4	-	4	(8)	4
Total comprehensive earnings (loss)	$31	$31	$(13)	$31	$(49)	$31
Basic and diluted net loss in dollars per share						$(0.36)

TEMBEC INC.
SUPPLEMENTAL INFORMATION

March 30, 2013

Supplemental condensed consolidating financial information

Condensed Consolidated Statements of Comprehensive Earnings (Loss) (continued)
(unaudited)(in millions of Canadian dollars, unless otherwise noted)

Six months ended March 24, 2012
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Sales	$-	$1	$677	$139	$(9)	$808
Freight and other deductions	-	-	102	10	(2)	110
Lumber export taxes	-	-	5	-	-	5
Cost of sales (excluding depreciation and amortization)	-	-	564	85	(7)	642
Selling, general and administrative	-	3	31	2	-	36
Share-based compensation	-	1	-	-	-	1
Depreciation and amortization	-	-	19	3	-	22
Other items	(1)	18	(20)	-	-	(3)
Operating earnings (loss)	1	(21)	(24)	39	-	(5)
Interest, foreign exchange and other	-	2	17	1	-	20
Exchange loss (gain) on long-term debt	-	(8)	-	-	-	(8)
Net finance costs (income)	-	(6)	17	1	-	12
Earnings (loss) before income taxes and share of results for equity accounting	1	(15)	(41)	38	-	(17)
Income tax expense	-	-	-	13	-	13
Share of results for equity accounting	(31)	(17)	-	-	48	-
Net earnings (loss)	(30)	(32)	(41)	25	48	(30)

Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans	-	-	-	-	-	-
Foreign currency translation differences for foreign operations	(5)	(5)	-	(5)	10	(5)
Total comprehensive earnings (loss)	$(35)	$(37)	$(41)	$20	$58	$(35)
Basic and diluted net loss in dollars per share						$(0.30)

TEMBEC INC.
SUPPLEMENTAL INFORMATION

March 30, 2013

Supplemental condensed consolidating financial information

Condensed Consolidated Statements of Cash Flows
(unaudited)(in millions of Canadian dollars)

Six months ended March 30, 2013
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$(36)	$(36)	$(36)	$21	$51	$(36)
Adjustments for:
Depreciation and amortization	-	-	16	4	-	20
Net finance costs	1	(1)	8	(1)	16	23
Income tax expense	-	-	-	12	-	12
Income tax paid	-	-	-	(8)	-	(8)
Excess cash contributions over employee future benefits expense	-	(15)	(1)	(1)	-	(17)
Provisions	-	-	-	-	-	-
Impairment loss	-	-	22	-	-	22
Gain on sale of assets	-	-	(2)	-	-	(2)
Share of results for equity accounting	35	32	-	-	(67)	-
Other	-	1	(2)	(3)	-	(4)
	-	(19)	5	24	-	10
Change in non-cash working capital:
Trade and other receivables	-	(45)	(55)	(34)	138	4
Inventories	-	-	(23)	(8)	-	(31)
Prepaid expenses	-	(1)	(3)	(1)	-	(5)
Trade, other payables and accrued charges	18	70	61	(9)	(138)	2
	18	24	(20)	(52)	-	(30)
	18	5	(15)	(28)	-	(20)
Cash flows from investing activities:
Disbursements for property, plant and equipment	-	(1)	(57)	(4)	-	(62)
Proceeds from sale of net assets	-	-	2	-	-	2
Investments in a subsidiary	(17)	-	-	-	17	-
Interest received	-	12	-	-	(12)	-
Other	-	1	-	-	-	1
	(17)	12	(55)	(4)	5	(59)
Cash flow from financing activities:
Change in operating bank loans	-	-	12	6	-	18
Change in restricted cash	-	-	4	-	-	4
Increase in long-term debt	-	-	24	-	-	24
Repayments of long-term debt	-	-	-	(2)	-	(2)
Proceeds from issue of share capital	-	-	17	-	(17)	-
Interest paid	(1)	(17)	(12)	(1)	12	(19)
Other	-	-	-	-	-	-
	(1)	(17)	45	3	(5)	25
	-	-	(25)	(29)	-	(54)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	-	-	-	1	-	1
Net increase (decrease) in cash and cash equivalents	-	-	(25)	(28)	-	(53)

Cash and cash equivalents, beginning of period	-	1	29	57	-	87
Cash and cash equivalents, end of period	$-	$1	$4	$29	$-	$34

TEMBEC INC.
SUPPLEMENTAL INFORMATION

March 30, 2013

Supplemental condensed consolidating financial information

Condensed Consolidated Statements of Cash Flows (continued)
(unaudited)(in millions of Canadian dollars)

Six months ended March 24, 2012
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$(30)	$(32)	$(41)	$25	$48	$(30)
Adjustments for:
Depreciation and amortization	-	-	19	3	-	22
Net finance costs	-	(6)	17	1	-	12
Income tax expense	-	-	-	13	-	13
Income tax paid	-	-	-	(10)	-	(10)
Excess cash contributions over employee future benefits expense	-	(8)	(7)	(2)	-	(17)
Provisions	-	6	3	-	-	9
Impairment loss	-	16	1	-	-	17
Gain on sale of assets	(1)	(3)	(24)	-	-	(28)
Share of results of for equity accounting	31	17	-	-	(48)	-
Other	-	(1)	(2)	1	-	(2)
	-	(11)	(34)	31	-	(14)
Change in non-cash working capital:
Trade and other receivables	-	28	77	(16)	(109)	(20)
Inventories	-	-	(68)	(1)	-	(69)
Prepaid expenses	-	-	-	(3)	-	(3)
Trade, other payables and accrued charges	1	(72)	(21)	(19)	109	(2)
	1	(44)	(12)	(39)	-	(94)
	1	(55)	(46)	(8)	-	(108)
Cash flows from investing activities:
Disbursements for property, plant and equipment	-	-	(41)	(10)	-	(51)
Proceeds from sale of net assets	1	3	79	-	-	83
Investment in a subsidiary	-	-	-	-	-	-
Interest received	-	16	-	-	(16)	-
Other	-	-	3	-	-	3
	1	19	41	(10)	(16)	35
Cash flow from financing activities:
Change in operating bank loans	-	-	65	(2)	-	63
Change in restricted cash	-	-	(2)	-	-	(2)
Increase in long-term debt	-	51	-	4	-	55
Repayments of long-term debt	(2)	-	-	(1)	-	(3)
Proceeds from issue of share capital	-	-	-	-	-	-
Interest paid	-	(15)	(15)	(1)	16	(15)
Other	-	-	-	(1)	-	(1)
	(2)	36	48	(1)	16	97
	-	-	43	(19)	-	24
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	-	-	-	(3)	-	(3)
Net increase (decrease) in cash and cash equivalents	-	-	43	(22)	-	21

Cash and cash equivalents, beginning of period	-	-	40	59	-	99
Cash and cash equivalents, end of period	$-	$-	$83	$37	$-	$120